Mail Stop 3561

April 7, 2010

Leon Golden, President
Victoria Internet Services, Inc.
2470 East 16th Street
Brooklyn, New York 11235

   Re: **Victoria Internet Services, Inc.**
     Registration Statement on Form S-1
     Filed March 11, 2010
     File No. 333-165391

Dear Mr. Golden:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In this regard, in discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932 (April 28, 1992). Your disclosure indicates that you are a development stage company that "intend[s] to commence operations in the

business of online tax preparation in the North American market." However, we note that you have a limited operating history, no customers, little to no revenues, and it appears that you have not established an internet presence. To date, it appears as if you have taken few substantive steps in furtherance of a business plan.

Also, we note that your sole stockholder, officer, and director, Leon Golden, was a stockholder, officer, or director of companies that do not appear to have implemented their stated business plans or that have engaged in reverse mergers. For example, Mr. Golden is listed as one of two officers of Victoria Industries, Inc., which does not appear to have a definitive business plan. As another example, Mr. Golden is listed as one of two independent directors of Sunrise Energy Services, Inc. a company without a current clear business plan.

In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

2. Please clarify whether you have earned $400 of revenues since inception as indicated on page four and elsewhere or have had no revenues as indicated on page five and elsewhere and revise the disclosure throughout your document, as applicable.

3. Please make it clear in the headings and text of the document that you have only one officer and director.

Outside Front Cover Page of the Prospectus

4. We note that your auditor has substantial doubts about your ability to continue as a going concern. Please include a statement regarding your auditor's substantial doubts about your ability to continue as a going concern on the outside front cover page of your prospectus and at the beginning of your Summary of Our Offering section.

5. Please disclose on the cover page of the prospectus that the securities being registered in this offering may be illiquid because they are not listed on any exchange or quoted on the OTC Bulletin Board and no market for these securities may develop. See Item 501(b)(4) of Regulation S-K.

6. We note that you are offering five million shares of your common stock at $0.01 per share in a direct public offering. Please note that, because you are not eligible to conduct an "at the market" offering on a primary basis pursuant to Rule 415(a)(4) under the Securities Act, you must offer and sell the securities you are registering in this offering at a fixed price for the duration of the offering. Therefore, please revise the disclosure throughout your document to indicate that the $0.01 per share price of your common stock in this offering will be fixed for the duration of the offering.

7. Certain terms of your offering appear to be inconsistent and unclear in your document. Therefore, please revise the disclosure throughout your document to address the following matters:

- On the cover page you state, "The offering shall terminate on the earlier of (i) the date when the Company decides to do so, or (ii) when the offering is fully subscribed for. We may, at our discretion, extend the offer up to an additional two (2) years from the date this offering is declared effective." However, on page three you state, "The offering shall terminate on the earlier of (i) the date when the sale of all 5,000,000 shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 5,000,000 shares registered under the Registration Statement of which this Prospectus is part. The Company may, at its discretion, extend the offering up to two (2) years from the date the offering was declared effective." Please revise to make this information consistent or advise.

- Please clarify whether your discretion in terminating the offering before you reach the subscription amount includes discontinuing the offering totally and returning funds to investors or whether your ability to terminate the offering is limited to ending the duration of the offering and accepting the amount of shareholder funds as of the termination date.

- We note your statements on the prospectus cover page and in the Plan of Distribution; Terms of the Offering section that, if you are sued for any reason and a judgment is rendered against you, investors could lose their investment because you will not be depositing the funds in an escrow, trust, or other similar account. If there is no minimum amount for this offering, and it can be terminated at will, it is unclear why you would return any of the funds you receive in the offering to shareholders. If you will not return funds to shareholder, it is unclear why you include a discussion about not placing investor funds in an escrow, trust, or other similar account. Please revise or advise and, if applicable, provide the legal basis for not refunding investor funds if the offering is discontinued.

- In your Complete Our Public Offering section on page 15, you state that you expect to complete your public offering within 180 days after effectiveness of the registration statement. Please disclose whether this offering has a definite termination date if you do not otherwise choose to terminate the offering or fail to reach your maximum subscription amount. If so, please disclose that date. If not, please explain why it would be necessary for you to extend the offering for up to an additional two years.

- Please disclose the conditions under which you would terminate the offering prior to full subscription and under what conditions you would extend the offering for an additional two years, as applicable.

Summary of Our Offering, page 3

8. The summary should provide a brief overview of your business and the key aspects of the offering in a balanced manner. In this regard, please revise your Summary of Our Offering section to address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

- Please disclose that your shares currently are not traded on any market or exchange, and briefly explain how this impacts share liquidity.

- Please disclose that Leon Golden presently owns 100% of your common stock, may continue to own the majority of your registered shares after the offering, allowing him to control you and your operations, and will control a significant amount of shares after the offering.

- Please better clarify the current status of your business, rather than what you intend your business to do and offer, including that you have suffered operating losses since inception and that you have yet to implement your business model.

9. Your disclosure of the par value of the securities being offered is not consistent with the par value disclosed on the balance sheet and elsewhere in the filing. Please revise to address this inconsistency.

Selected Financial Data, page 4

10. Please identify the components of your total expenses and explain their purpose in establishing your business.

Risk Factors, page 5

11. Please include a risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the share offering price.

"Participation is subject to risks of investing in micro capitalization companies," page 6

12. Please remove the phrase, "[w]e believe that certain micro capitalization companies have significant potential for growth," because it mitigates the risk to you.

13. Also, please revise this risk factor so that it discloses the specific risks of investing in you as opposed to micro capitalization companies generally.

"If our shares of common stock commence trading on the OTC Bulletin…," page 7

14. Please revise the phrase, "[w]hen [y]our shares of common stock are listed on the Bulletin Board…," to state "if" your shares become "quoted" on the OTC Bulletin Board because there is no guarantee your shares will be quoted on the Bulletin Board and the Bulletin Board is not an exchange on which shares are "listed" for trading.

15. Please revise or explain your statement regarding disappointing results from your "discovery" or "development."

Use of Proceeds, page 9

16. As your offering is a best efforts offering with no minimum, please disclose how the money you raise will be spent if you raise less than the two scenarios assumed in the table, including whether you would slow or stop progressing through your plan in order to reduce your costs to match the funds raised, whether certain steps in your plan would receive priority over others, and whether and at what point you would seek funds from other sources.

Dilution of the Price You Pay for Your Shares, page 10

17. Please revise your computation of pro forma net tangible book value and the related dilution computations to reflect the $7,500 in offering expenses that will reduce the amount of proceeds from the offering.

18. Your disclosure in the first paragraph on page 11 that existing shareholders paid $4,000 for the 4,000,000 shares outstanding is inconsistent with disclosures elsewhere throughout the document that the existing shareholders paid $20,000 for the outstanding shares. Please revise to address this inconsistency.

Management's Discussion and Analysis or Plan of Operation, page 14

19. Please thoroughly revise your disclosure in this section to clarify your current business operations and your proposed business operations over the next 12 months, including the manner in which you plan to generate revenues, your expected significant costs and expenses, and the amount you will need to continue operations during that period. Your discussion should explain your plan in sufficient detail so that your current and prospective investors have an opportunity to view your business and your proposed plan of operation through the eyes of management. Your discussion should also address the anticipated costs to develop your operations to the point that you may begin delivering services. In this regard, please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

- Please ensure that your discussion here is consistent with the discussion of your business plan throughout the document.

- Please clarify how you intend to initiate and conduct your operations, including how you will obtain the expertise needed to offer the services you are proposing, how you intend to purchase and operate the hardware and software needed to deliver your services, and the costs necessary to both develop and maintain your operations and services.

- Please discuss the fees you plan to charge for the services you plan to provide.

- You state that, even if you raise the full $50,000 in this offering, you cannot be certain how long these funds will last, but you do believe they will last for at least 12 months. Considering this is a best efforts offering, to the extent that your plans would be aborted or curtailed under offering scenarios of less that 100%, please provide detailed disclosures regarding how you plan to proceed under the alternative offering scenarios discussed elsewhere in your document, including the Use of Proceeds section. If you anticipate that offering proceeds of less than 100% will not be sufficient to fund operations for at least the next 12 months, please disclose and discuss how you intend to finance operations.

Commence Marketing Campaign, page 16

20. You state on page 16 that you "should be in full operation…within 150 days of completing" your offering. Please reconcile this statement with the statement further down on the page that you expect to begin operations 100 days after completing the offering.

Leon Golden
Victoria Internet Services, Inc.
April 7, 2010
Page 7

Business, page 17

21. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. Please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. To the extent that you discuss future services, please provide the status of development, indicate the specific timeframes you anticipate you will offer these services, discuss the proposed costs of providing these services, describe the proposed fees and other charges for your services, and disclose the bases of your conclusions. Further, please discuss the actual current and future operations of your business, focusing on the particular means by which you do and will generate revenues and incur expenses. See Item 101(c)(1) of Regulation S-K. In this regard, please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

- Please disclose whether you currently own the domain name www.victoriainternetservices.com.

- Please discuss your plans for hiring the tax preparers necessary to conduct the services you seek to provide, purchasing the necessary equipment for your office and your employees, collecting all income and financial information from your customers online, and establishing the fees and charges for these services.

- Please discuss the costs to you of providing the internet based tax preparation services you discuss.

- Please disclose whether you plan to offer your services and employ a full-time staff throughout the year or whether you plan to limit your operations to the months or weeks leading up to April 15 and describe how your operations and services will vary throughout the year, if at all.

- You indicate throughout the document that you have generated either $400 in revenue or no revenue. Please clarify.

Regulatory Matters, page 18

22. You state that you "might be required to obtain special licenses, or meet special regulatory requirements before establishing [y]our business, other than a business license." Please disclose why you have not yet determined whether you will need to obtain any special licenses or other regulatory requirements, when you will make this determination, and how this lack of knowledge will affect when you will be able to begin your operations, if at all. Also, if material, please include risk factor disclosure regarding this point.

Management, page 19

Background of Officers nd Directors, page 20

23. You must disclose the business experience of your sole officer and director, Leon Golden, during the past five years without gaps or ambiguities, including Mr. Golden's principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate. Please revise your disclosure to indicate clearly Mr. Golden's experience over the last five years, without gaps or ambiguities, including the dates of the experiences. In this regard, because Mr. Golden has been employed by you for less than five years, please explain the nature of the responsibility undertaken by him in prior positions to provide adequate disclosure of his prior business experiences, including information relating to his professional competence. See Item 401(e)(1) of Regulation S-K.

24. In this regard, we note that a Leon Golden is the chief financial officer of Victoria Industries, Inc. and a director of Sunrise Energy Resources, Inc. Please revise or advise.

25. Also, please briefly discuss Leon Golden's specific experience, qualifications, attributes, or skills that led to the conclusion that he should serve as your director in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Conflicts of Interest, page 21

26. Please clarify the reference to "projects that do not involve us."

Principal Stockholders, page 22

27. We assume the reference to Mr. Migunov in footnote one rather than to Mr. Golden is inadvertent. Please revise or advise.

Description of Securities, page 23

Common Stock, page 23

28. As exhibits are not provided to shareholders in a prospectus, please revise to the extent necessary to summarize all of the material provisions of the articles of incorporation and bylaws. Please revise the statement to clarify that all such material provisions are described without referring to the underlying documents.

29. You state that all shares of common stock now outstanding are "fully paid and non-assessable," and you state that all shares of common stock that are the subject of this offering, when issued, will be "fully paid and non-assessable." However, these are legal determinations that should be made by counsel. Therefore, please remove this sentence or otherwise attribute these statements to counsel and file counsel's consent to be named in this section.

Financial Statements, page F-1

Notes to the Financial Statements, page F-6

Note 1 – Organization and Nature of Business, page F-6

30. The description of the nature of your business is inconsistent with disclosures elsewhere throughout the filing. Please revise to address this inconsistency.

Note 3 – Summary of Significant Accounting Policies, page F-6

31. Please remove any extraneous or inapplicable accounting policy disclosures. For example, the foreign currency translation and financial instrument disclosures do not appear applicable to you.

Part II. Information Not Required in Prospectus, page II-1

Item 16. Exhibits, page II-2

32. Please provide a form of subscription agreement.

33. In this section, and in your Exhibit Index, please include an additional Exhibit 23, with appropriate subparts as you have done for Exhibit 3.1 and Exhibit 3.2. Exhibit 23.1 should continue to be labeled and described as your auditor's consent. Exhibit 23.2 should be labeled and described as counsel's consent with a parenthetical phrase indicating that counsel's consent is located in the legal opinion filed as Exhibit 5.1 to the registration statement. See Item 601(b)(23)(i) of Regulation S-K.

Exhibit 5.1

34. Please have counsel revise this exhibit so that counsel's consent to be named in the registration statement refers to the correct caption, "Legal Matters," under which your reference to counsel is made.

* * ** * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact TaTanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Scott P. Doney, Esq.
        Cane Clark LLP
        Via facsimile (702) 944-7100